Exhibit (d)(1)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA FUNDS TRUST

and

VOYA INVESTMENTS, LLC

Annual Management Fee
Series	(as a percentage of average daily net assets)

0.650% on the first $300 million of assets;
Voya Floating Rate Fund	0.625% on the next $200 million of assets; and
0.600% thereafter

Voya Government Money Market Fund	0.350% on all assets

0.61% on first $500 million of assets;
Voya High Yield Bond Fund	0.55% on next $4.5 billion of assets; and
0.50% thereafter

Voya Intermediate Bond Fund	0.27% on all assets

Voya Short Duration Bond Fund	0.25% on all assets
(formerly, Voya Short Term Bond Fund)

Voya Short Duration High Income Fund	0.48% on all assets

Voya Strategic Income Opportunities Fund	0.50% on all assets

Voya VACS Series HYB Fund	0.00% on all assets